December 13, 2007

120 Monument Circle

Indianapolis, IN 46204-4903

VIA EDGAR

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

450 Fifth St., N.W.

Washington, D.C. 20549

Re:	WellPoint, Inc.
Definitive Proxy Statement
Filed April 4, 2007
File No. 001-16751

Dear Mr. Buchmiller:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to the United States Securities and Exchange Commission (the “Commission”) comment letters dated November 29, 2007 and September 26, 2007 relating to the above-referenced filing by the Company. For your convenience, we have listed each comment from your November 29, 2007 letter below, with our response following each such comment. In addition to the responses provided herein, we incorporate by reference the responses contained in our letter to you dated October 31, 2007.

1.	Comment: We have reviewed your response to prior comment 2. It is unclear from your response how you will include disclosure in your Compensation Discussion and Analysis that will address the comment. As such, we reissue the comment.

Response: In future filings, we will clarify that there is no formulaic or target based assessment for adjustments to base salaries and equity awards to Named Executive Officers, but rather such determinations are based on subjective assessments along with benchmarking information (as disclosed in the proxy statement). In addition, we will clarify in future filings how the individual performance was evaluated and how such evaluation resulted in adjustments to base salary and equity awards. For example, in 2006 the subjective assessments focused on how the Named Executive Officer’s performance contributed to the Company’s performance and achievements (as disclosed in the proxy statement), as well as other leadership accomplishments. The CEO’s individual performance was evaluated on the following factors: Leadership; Strategic Planning; Getting Results; External Relations; Internal Role Model; Building a Team; and, Interaction with the Board of Directors. Since there is not a formulaic or target based assessment related to base salaries and equity awards, a “difficulty or ease” assessment would not provide shareholders with material information to understand these forms of compensation.

December 13, 2007

2.	Comment: Our prior comment 5 sought analysis of the growth levels in your financial and operational metrics that the target goals were intended to incentivize. Since it is relatively clear from your current disclosure that “Adjusted Diluted EPS” is a financial metric that is intended to incentivize growth in your earnings per share, our comment sought discussion and analysis as to the level of growth in your earnings per share that this particular performance measure was intended to incentivize. For example, what percentage increase in Adjusted Diluted EPS would the named executive officers need to achieve in order to be entitled to their respective performance awards under this metric. Include similar disclosure for your other identified performance measures.

Response: We did not disclose an analysis of the growth levels in the target goals for our 2007 Annual Incentive Plan (AIP) because it would not affect a fair understanding of the 2006 executive compensation information disclosed in the proxy statement for 2006. This information will be contained in our proxy statement for 2007 (to be filed in 2008) to the extent such information is material to an understanding of 2007 compensation.

* * * * *

In connection with our response to this comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 13, 2007

If we may be of assistance in answering questions which may arise in connection with this letter, please call me at (317)488-6562.

Very truly yours,

/s/ Kathleen S. Kiefer
Kathleen S. Kiefer
Associate General Counsel

Copy to:	Angela F. Braly
President and Chief Executive Officer

Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer

John Cannon
Executive Vice President and General Counsel